Exhibit 1

ABER

2007

First Quarter Report

Three Months Ended April 30, 2006

Aber Diamond Corporation

Highlights

(All figures are in United States dollars unless otherwise indicated)

Aber’s net earnings for the quarter were $23.9 million with earnings per share of $0.41 (cash earnings per share of $0.62(1)) as compared to net earnings of $13.6 million and earnings per share of $0.23 (cash earnings per share of $0.53(1)) for the comparable quarter of the prior year.  Included in net earnings for the current quarter is a tax recovery of $10.4 million resulting from a 2.5% decrease in the Northwest Territories income tax rate.

The Company recorded sales for the quarter ended April 30, 2006, of $119.3 million compared to $110.1 million for the comparable quarter of the prior year.

Sales from the mining and retail segments for the first quarter were 1% and 20% higher respectively compared to the comparable quarter of the prior year.

Earnings from operations for the mining and retail segments were $25.8 million and $2.4 million respectively for the first quarter compared to $26.8 million and $0.8 million respectively for the comparable quarter of the prior year.

Aber’s share of diamonds recovered from the Diavik Mine was approximately 0.7 million carats for the three months ended March 31, 2006, consistent with the comparable quarter in 2005.

Working capital increased to $305.8 million as of April 30, 2006, compared to $285.7 million at January 31, 2006.

Continuing its existing dividend policy, the Company has declared a quarterly dividend of $0.25 per share to be paid on July 14, 2006.

(1)Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. Management believes that cash earnings per share are a useful supplemental measure in evaluating the performance of Aber.

ABER DIAMOND CORPORATION

Management’s Discussion and Analysis

(All figures are in United States dollars unless otherwise indicated)
Prepared as of June 7, 2006

INTRODUCTION

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Aber Diamond Corporation (“Aber”, or the “Company”) for the three months ended April 30, 2006, and its financial position as at April 30, 2006. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended April 30, 2006 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2006. Unless otherwise specified, all financial information is presented in United States dollars. All references to “first quarter” refer to the three months ended April 30.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company’s financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See “Non-Canadian GAAP Performance Measures”.

Certain comparative figures have been reclassified to the current year’s presentation.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2006, timelines and targets for construction, development and exploration activities at the Diavik Mine, projected sales growth and new store openings at Harry Winston, expected diamond prices, gross margin rates from jewelry sales by Harry Winston and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the expected sales mix at Harry Winston and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.89, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, Aber has assumed that mining operations will proceed in the ordinary course according to schedule. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in the sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking-information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, and the risks of competition in the luxury jewelry segment. Please see page

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16 of this Interim Report, as well as Aber’s annual report  for a discussion of these and other risks and uncertainties involved in Aber’s operations.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time.

__________________________________________________________________________________________

Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Aber also holds a 52.83% interest in Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer. Aber’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” — 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

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Market Commentary

The Diamond Market

Rough diamond prices remained stable in the first quarter of fiscal 2007, after declining slightly at the end of last year. Rough diamond prices have strengthened steadily over the past few years and this trend is expected to continue as increased retail demand remains undersupplied by foreseeable mine production.

The Retail Jewelry Market

The broader diamond jewelry market in the US exhibited some softness despite growth in the US economy. The luxury goods segment of the retail jewelry industry, comprising high-end diamond jewelry and watches, continued to post strong sales growth.

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Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2006, following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted) (unaudited)

									Three	Three
									months	months
									ended	ended
	2007	2006	2006	2006	2006	2005	2005	2005	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2006	2005
Sales	$119,271	$125,891	$153,512	$115,699	$110,132	$144,581	$104,065	$84,487	$119,271	$110,132
Cost of sales	63,845	52,782	57,641	53,065	59,119	77,730	45,244	37,746	63,845	59,119
	55,426	73,109	95,871	62,634	51,013	66,851	58,821	46,741	55,426	51,013
Selling, general and administrative expenses	27,295	36,654	24,189	22,711	23,394	27,500	20,452	17,632	27,295	23,394
Earnings from operations	28,131	36,455	71,682	39,923	27,619	39,351	38,369	29,109	28,131	27,619
Interest and financing expenses	(4,334)	(4,511)	(3,353)	(3,668)	(3,401)	(5,138)	(3,522)	(3,530)	(4,334)	(3,401)
Other income	1,623	1,767	795	885	886	8,102	574	467	1,623	886
Foreign exchange gain (loss)	(2,106)	(5,392)	(4,184)	(2,263)	496	2,837	(8,543)	760	(2,106)	496
Earnings before income taxes	23,314	28,319	64,940	34,877	25,600	45,152	26,878	26,806	23,314	25,600
Income tax expense (recovery)	(1,036)	10,534	30,775	15,400	12,412	13,755	18,921	14,798	(1,036)	12,412
Earnings before minority interest	24,350	17,785	34,165	19,477	13,188	31,397	7,957	12,008	24,350	13,188
Minority interest	471	2,876	423	457	(394)	1,865	(503)	(287)	471	(394)
Net earnings	23,879	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	23,879	$13,582
Basic earnings per share	$0.41	$0.26	$0.58	$0.33	$0.23	$0.51	$0.15	$0.21	$0.41	$0.23
Diluted earnings per share	$0.40	$0.27	$0.57	$0.32	$0.23	$0.50	$0.14	$0.21	$0.40	$0.23
Total assets(i)	$1,111	$1,044	$1,016	$928	$936	$897	$958	$835	$1,111	$936
Total long-term liabilities(i)	$460	$434	$421	$378	$390	$312	$403	$334	$460	$390

(i)Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment also fluctuate, with higher sales during the fourth quarter’s holiday season.

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Three Months Ended April 30, 2006 Compared to
Three Months Ended January 31, 2006 and April 30, 2005

Net Earnings

The first quarter earnings of $23.9 million or $0.41 per share represent an increase of $9.0 million or $0.15 per share as compared to the fourth quarter results of $14.9 million or $0.26 per share, and an increase of $10.3 million or $0.18 per share as compared to the results from the first quarter of the prior year. The Company’s cash earnings per share for the first quarter was $0.62 compared to cash earnings per share of $0.66 in the fourth quarter and $0.53 in the first quarter of the prior year. The Company recorded a future income tax recovery of $10.4 million attributable to a decrease in the Northwest Territories corporate income tax rate from 14% to 11.5% that was substantively enacted during the quarter.

Revenue

Sales for the first quarter totalled $119.3 million, consisting of rough diamond sales of $69.3 million and sales from Harry Winston of $50.0 million. This compares to sales of $125.9 million in the prior quarter (rough diamond sales of $62.5 million and sales from Harry Winston of $63.4 million) and sales of $110.1 million in the comparable quarter of the prior year (rough diamond sales of $68.5 million and sales from Harry Winston of $41.6 million). Ongoing quarterly variations in revenues are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as the variability of the rough diamond sales schedule.

Cost of Sales

The Company’s first quarter cost of sales was $63.8 million compared to $52.8 million for the previous quarter and $59.1 million for the comparable quarter of the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 8 for additional information.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the opening of new Harry Winston salons, SG&A expenses are expected to increase during the current year over comparable quarters from the prior year.

SG&A expenses for the first quarter were $27.3 million as compared to $36.7 million for the previous quarter and $23.4 million for the comparable quarter of the prior year.

SG&A expense decreased by $9.4 million compared to the previous quarter. A specific provision against accounts receivable established in the fourth quarter of fiscal 2006 was reversed in the first quarter of fiscal 2007 as it was no longer required, with a consequent decrease of $2.2 million of SG&A expense and a quarter-over-quarter decrease of $4.4 million. The balance of the decrease in SG&A expense of $5.0 million from the prior quarter related primarily to a decrease in salaries and benefits of which $2.1 million reflected a reduction of variable compensation, $1.6 million related to stock-based compensation and the balance resulted from a net decrease in salaries and remittances.

The increase of $3.9 million from the first quarter of the prior year resulted from an increase of $3.0 million in advertising expenses, an increase of $1.0 million in each of salaries and benefits, rent and other

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expenses, offset by a reversal of a $2.2 million specific provision against accounts receivable. See “Segmented Analysis” on page 8 for additional information.

Income Taxes

Aber recorded an income tax recovery of $1.0 million during the first quarter of fiscal 2007, compared to an income tax expense of $10.5 million in the previous quarter and a tax expense of $12.4 million in the comparable quarter of the previous year. Included in the current quarter’s tax recovery is a future income tax recovery of $10.4 million attributable to a decrease in the Northwest Territories corporate income tax rate from 14% to 11.5% that was substantively enacted during the quarter. The Company’s effective income tax rate for the quarter, excluding Harry Winston, is -5%, which is based on a statutory income tax rate of 36.5% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, earnings subject to tax different than statutory rate, and impact of change in future income tax rate, all as detailed in the table below.

The Company’s functional and reporting currency is the US dollar; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $3.9 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. These net operating losses are scheduled to expire through 2024.

The Company has provided a table below summarizing the movement from the Company’s statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months	Three months
	ended April 30,	ended January 31,	ended April 30,
	2006	2006	2005
Statutory income tax rate	37%	40%	40%
Large Corporations Tax	1%	(1)%	3%
Stock compensation	2%	3%	2%
Resource allowance	0%	0%	(6)%
Northwest Territories mining royalty	7%	11%	9%
Impact of change in future income tax rate	(47)%	0%	0%
Impact of foreign exchange	3%	3%	1%
Earnings subject to tax different than statutory rate	(4)%	(5)%	(2)%
Benefits of losses not previously recognized	0%	(10)%	0%
Other items	(3)%	(4)%	1%
Effective income tax rate	(4)%	37%	48%

Interest and Financing Expenses

Interest and financing expenses of $4.3 million were incurred during the first quarter compared to $4.5 million for the preceding quarter and $3.4 million during the comparable quarter of the prior year. Interest and financing expenses are attributable to both Aber’s and Harry Winston’s credit facilities.

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Other Income

Other income of $1.6 million was recorded during the quarter compared to $1.8 million in the preceding quarter and $0.9 million in the comparable quarter of the prior year. Other income includes interest income on the Company’s various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $2.1 million was recognized during the quarter compared to a loss of $5.4 million in the previous quarter and a gain of $0.5 million in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar for the quarter. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

									Three	Three
									months	months
									ended	ended
	2007	2006	2006	2006	2006	2005	2005	2005	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2006	2005
Sales	$69,308	$62,528	$112,243	$70,795	$68,507	$85,252	$68,980	$56,281	$69,308	$68,507
Cost of sales	38,749	22,780	38,929	29,759	37,593	46,356	26,203	23,234	38,749	37,593
	30,559	39,748	73,314	41,036	30,914	38,896	42,777	33,047	30,559	30,914
Selling, general and administrative expenses	4,787	8,221	4,809	3,991	4,108	3,792	3,997	4,239	4,787	4,108
Earnings from operations	$25,772	$31,527	$68,505	$37,045	$26,806	$35,104	$38,780	$28,808	$25,772	$26,806

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $69.3 million compared to $62.5 million in the fourth quarter and $68.5 million in the comparable quarter of the prior year. The Company held two rough diamond sales in each of the first quarter, previous quarter and three in comparable quarter of the prior year. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $26.7 million, non-cash operating costs of $10.5 million and private production royalties of $1.5 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

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The first quarter gross margin was 44% compared to 64% in the preceding quarter and 45% in the comparable quarter of the prior year. The decrease in the gross margin from the fourth quarter results from a higher cost per carat in the first quarter, seasonal reduction in production during the winter months and market variations in the sales mix.

SG&A expense for the mining segment decreased by $3.4 million from the fourth quarter but increased by $0.7 million from the comparable quarter of the prior year. The principal components of the decrease from the fourth quarter are a $2.1 million decrease in salaries and benefits, a $0.5 million decrease in capital tax expense, and a decrease of $0.4 million in both professional fees and other expenses. The decrease in salaries and benefits is comprised of a reduction of $1.1 million in variable compensation and $1.0 million related to stock-based compensation.

Retail

(expressed in thousands of United States dollars) (unaudited)

									Three	Three
									months	months
									ended	ended
	2007	2006	2006	2006	2006	2005	2005	2005	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2006	2005
Sales	$49,963	$63,363	$41,269	$44,904	$41,625	$59,329	$35,085	$28,206	$49,963	$41,625
Cost of sales	25,096	30,002	18,712	23,306	21,526	31,374	19,041	14,512	25,096	21,526
	24,867	33,361	22,557	21,598	20,099	27,955	16,044	13,694	24,867	20,099
Selling, general and administrative expenses	22,508	28,433	19,380	18,720	19,286	23,708	16,455	13,393	22,508	19,286
Earnings (loss) from operations	$2,359	$4,928	$3,177	$2,878	$813	$4,247	$(411)	$301	$2,359	$813

The retail segment includes sales from Harry Winston’s eleven salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo (Ginza and Omotesando), Osaka and Taipei. Aber’s controlling interest in Harry Winston was acquired on April 1, 2004.

Sales for the first quarter were $50.0 million compared to $63.4 million for the previous quarter and $41.6 million for the comparable quarter of the prior year. Jewelry sales follow a seasonal trend with sales expected to be appreciably higher in the fourth quarter due to the holiday season. The increase in sales of 20% from the comparable quarter of the prior year is primarily attributed to the opening of two new salons, an improved merchandising mix and the continued strength of the luxury goods sector.

Cost of sales for Harry Winston for the first quarter was $25.1 million compared to $30.0 million in the previous quarter and $21.5 million for the comparable quarter of the prior year. Gross margin as a percentage of sales remained consistent with the first quarter of the prior year and declined slightly from the previous quarter, primarily due to the higher margin holiday and custom sales.

SG&A expenses decreased to $22.5 million in the first quarter compared to $28.4 million in the fourth quarter and $19.3 million in the comparable quarter of the prior year. The decrease in SG&A expense from the fourth quarter related primarily to the reversal of a $2.2 million specific

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provision against accounts receivable, a decrease in salaries and benefits of $1.9 million and a decrease in other expenses of $0.5 million offset by higher advertising and selling expenses of $0.6 million and an increase in rent and building related expenses of $0.2 million. Fourth quarter SG&A expense included a $2.2 million specific provision against accounts receivable, which was no longer required in the first quarter of fiscal 2007. This reversal of the provision resulted in a quarter-over-quarter decrease in SG&A expense of $4.4 million.

The primary components of the increase in SG&A expenses over the comparable quarter of the prior year are an increase in advertising and selling expenses of $3.0 million, an increase in salaries and benefits of $1.2 million, an increase in rent and building related expenses of $0.9 million and an increase in other expenses of $0.3 million, offset by a reversal of $2.2 million in specific provision against accounts receivable. The increase in salaries and benefits and rent and building related expenses over the comparable quarter of the prior year was primarily as a result of the opening of additional salons.

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Operational Update

Aber’s results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

During the first three months of calendar 2006, the Diavik Mine produced 1.79 million carats from 0.49 million tonnes of ore sourced from the A-154 South (56%) and North (44%) kimberlite pipes. The effective processing rate achieved during the first calendar quarter was 1.96 million tonnes per annum. The volume of carats produced and ore processed were in line with the achievements of the first calendar quarter of the prior year as well as the prior year’s fourth calendar quarter results.

On February 4, 2006, the winter road that services various mining and exploration operations located northeast of Yellowknife, including the Diavik Mine, opened to light traffic.  Unseasonably warm temperatures prevented the ice that forms the winter road from reaching the required thickness to accommodate the weight of full loads. Deteriorating ice conditions near the end of March forced an early closure of the road.

Despite this early closure, forecasted rough diamond production for the current year remains at 8.5 million carats. Stripping capacity has been temporarily reduced until the required equipment, all of which is now on site, has been fully assembled. Heavy pieces of equipment originally scheduled for transportation on the winter road have now been delivered by air.

With careful conservation, the Diavik Mine expects to airlift a minimum of 8 million litres of fuel in order to support the project until the next winter road. Bulk supplies, such as cement, will be airlifted as required throughout the rest of the year. As a result of the early closure of the winter road, however, the Company estimates a potential increase of $9.0 million in each of cash operating costs and capital expenditures for the fiscal year, based on a budgeted Canadian exchange rate of $0.89 for this fiscal year.

During the quarter, work crews commenced the curtain and jet grouting processes for the A-418 dike that seal the dike to the underlying bedrock. The decline to access the underground portions of the A-154 and A-418 kimberlite pipes has advanced just over one kilometre below the surface. The A-21 bulk sample decline has advanced 500 metres of the eventual 1.2 kilometre length.

Three-dimensional seismic test work conducted during the first quarter of calendar 2006 on the A-418 kimberlite pipe indicates that the pipe may be both larger and more extensive in depth than current resource estimates suggest.

Aber’s 40% share of Diavik Mine production:

	Three months	Three months	Three months	Twelve months
	ended	ended	ended	ended
	March 31,	December 31,	March 31,	December 31,
	2006	2005	2005	2005
Diamonds recovered (000s carats)	715	732	700	3,309
Grade (carats/tonne)	3.62	3.68	3.55	3.72
Operating costs, cash ($ millions)	21.6	20.8	18.0	76.6
Operating costs per carat, cash ($)	30	28	26	23

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Cash operating costs for the three months ended March 31, 2006 of $21.6 million increased by $3.6 million from the comparable period of the prior year as the result of a $2.5 million increase in costs and $1.1 million due to the strengthening of the Canadian dollar against the US dollar.

Retail Segment

Harry Winston performed well during a seasonally slow period, growing global sales over the comparable period of the prior year by 20%. Comparable store sales were stronger than the prior year in the US and Japan, and were supplemented by sales from new stores in Bal Harbour, Honolulu and Tokyo. The new salon in Tokyo opened in the Omotesando district during the first quarter. The relocated Beverly Hills salon opened in January 2006 has seen significant increases in customer traffic, transactions and sales compared to the equivalent period of the prior year.

Harry Winston’s watch division showcased its new line of watches and “jewelry that tells time” at this year’s Basel watch and jewelry fair. The booth, modelled on the new store concept, was well received and orders were up substantially over the prior year.

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Liquidity and Capital Resources

Working Capital

Working capital increased to $305.8 million at April 30, 2006 from $285.7 million at January 31, 2006. As at April 30, 2006, Aber had unrestricted cash and cash equivalents of $159.2 million and contingency cash collateral and reserves of $26.8 million compared to $148.1 million and $14.3 million, respectively, at January 31, 2006. Included in unrestricted cash and cash equivalents at April 30, 2006 was $38.5 million held at the Diavik Mine compared to $10.5 million at January 31, 2006.

Cash Flow from Operations

During the quarter ended April 30, 2006, Aber generated $16.8 million in cash from operations, compared to $21.9 million from the comparable quarter of the previous year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber’s business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the quarter, the Company purchased $25.8 million of inventory, increased accounts payable and accrued liabilities by $3.8 million, increased accounts receivable by $1.4 million and decreased prepaid expenses by $3.0 million.

Financing Activities

During the quarter, the Company drew down $5.0 million of its $75.0 million senior secured revolving credit facility. At April 30, 2006, the Company had $44.2 million outstanding on its senior secured term facility and $75.0 million outstanding on its senior secured revolving credit facility.

As at April 30, 2006, Harry Winston had $81.2 million outstanding on its $110.0 million credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $18.7 million from January 31, 2006.

At April 30, 2006, $23.6 million was drawn under the Company’s revolving financing facility relating to its Belgian subsidiary, Aber International N.V., compared to $4.8 million drawn at January 31, 2006.

During the first quarter, Aber made a dividend payment to its shareholders of $0.25 per share for a total of $14.5 million.

Investing Activities

During the quarter, the Company incurred $2.4 million on deferred mineral property costs and purchased capital assets of $22.1 million, of which $19.4 million was related to the mining segment and $2.7 million to Harry Winston.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Aber’s currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2006 to 2010, is approximately $196.0 million at a budgeted Canadian exchange rate of $0.89. There can be no assurance, however, that actual capital

13 First Quarter 2007

ABER DIAMOND CORPORATION

expenditure requirements will not be materially different from Aber’s current estimates.  See “Caution Regarding Forward-Looking Information” and “Risk Factors”.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in thousands of United States dollars)

		Less than	Year	Year	After
Contractual obligations	Total	1 year	2-3	4-5	5 years
Long-term debt(a)	$209,022	$32,931	$168,794	$1,135	$6,162
Environmental and participation
agreements incremental
commitments(b)	41,123	8,945	13,953	2,862	15,363
Lease obligations(c)	93,329	10,659	20,912	17,824	43,934
Total contractual obligations	$343,474	$52,535	$203,659	$21,821	$65,459

(a)         Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006. The Company is required to repay borrowings under this facility in excess of the maximum permitted at each semi-annual date, to a maximum of $12.5 million. The Company’s first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

Harry Winston’s $110.0 million credit facility is scheduled to increase to $130.0 million on July 1, 2006. The Harry Winston credit facility expires on March 31, 2008, with no scheduled repayments required before that date.

(b)         The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber’s share as at April 30, 2006 was $47.6 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $47.6 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(c)         Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston’s New York salon lease, of which a shareholder has a 50% interest in the property, has a remaining term of five years with an option to renew.

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ABER DIAMOND CORPORATION

Outlook

Forecasted rough diamond production for the current year remains at 8.5 million carats. Aber is expecting to hold three rough diamond sales in the second quarter, one the rough diamond sale will be sold by tender, followed by two rough diamond sales in the third quarter and three in the final quarter of the fiscal year. Following the success of the marketing office in India, Aber is looking to expand its rough diamond global sales network by establishing a new branch in Israel.

A new flagship Harry Winston salon is scheduled to open in London on Old Bond Street in July, thereby expanding Harry Winston’s international network, with flagship presences in the major luxury locations of the world: New York, Paris, Tokyo, Beverly Hills and now London.

There can be no assurance that Aber’s current plans and expectations will be achieved or realized, or that Aber’s outlook will not change as a result of subsequent events or changing priorities. See “Caution Regarding Forward-Looking Information” and “Risk Factors”.

Other Disclosures

Non-Canadian GAAP Performance Measures

References to “cash earnings” are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber’s financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber’s performance or cash flows from operating, investing and financing activities as a measure of the Company’s liquidity and cash flows. Aber’s method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

									Three	Three
									months	months
									ended	ended
	2007	2006	2006	2006	2006	2005	2005	2005	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2006	2005
Earnings	$23,879	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	$23,879	$13,582
Non-cash income tax	(3,938)	10,412	31,264	12,788	5,320	11,905	17,888	14,356	(3,938)	5,320
Non-cash foreign exchange loss (gain)	2,970	5,201	3,656	3,618	(1,896)	(1,550)	8,608	(888)	2,970	(1,896)
Depreciation and amortization	13,362	7,697	16,662	17,472	13,685	29,421	11,477	10,195	13,362	13,685
Cash earnings	$36,273	$38,219	$85,324	$52,898	$30,691	$69,308	$46,433	$35,958	$36,273	$30,691
Cash earnings per share	$0.62	$0.66	$1.47	$0.91	$0.53	$1.20	$0.80	$0.63	$0.62	$0.53

15 First Quarter 2007

ABER DIAMOND CORPORATION

Related Parties

Transactions with related parties for the three months ended April 30, 2006 include $0.1 million payable under management agreements with all of Harry Winston’s shareholders and $0.4 million of rent relating to the New York salon, payable to a Harry Winston employee and shareholder.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2006.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions, may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs due to an early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Joint Venture

Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a

16 First Quarter 2007

ABER DIAMOND CORPORATION

controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds.  In each case, such developments could materially adversely affect Aber’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston. From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Mine Type “A” Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007. While DDMI, who is also the operator of the Diavik Mine, anticipates being able to renew the licence, there can be no guarantee that Aber and/or DDMI will be able to obtain or maintain this or all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws

17 First Quarter 2007

ABER DIAMOND CORPORATION

and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and retail operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber’s operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s expected fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2006 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

18 First Quarter 2007

ABER DIAMOND CORPORATION

Aber’s success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 52.83% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber’s results of operations will be adversely affected.

Outstanding Share Information

as at April 30, 2006
Authorized	Unlimited
Issued and outstanding shares	58,198,480
Diluted (i)	59,574,774
Weighted average outstanding shares	58,161,486
Options outstanding	1,894,738

(i) Diluted shares outstanding under the treasury stock method.

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.aber.ca.

19 First Quarter 2007

ABER DIAMOND CORPORATION

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	April 30,	January 31,
	2006	2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$159,174	$148,116
Cash collateral and cash reserves (note 3)	26,781	14,276
Accounts receivable	16,577	14,917
Inventory and supplies (note 4)	228,361	202,571
Advances and prepaid expenses	24,423	27,437
	455,316	407,317
Deferred mineral property costs	205,685	196,367
Capital assets	305,327	301,735
Intangible assets, net	42,753	42,922
Goodwill	41,966	41,966
Deferred charges and other assets	21,946	22,681
Future income tax asset	37,717	30,625
	$1,110,710	$1,043,613
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$87,770	$83,822
Bank advances	28,821	9,882
Current portion of long-term debt	32,931	27,915
	149,522	121,619
Long-term debt	176,091	157,344
Future income tax liability	263,482	256,426
Other long-term liability	4,929	4,929
Future site restoration costs	15,521	15,316
Minority interest (note 1)	37,866	36,086
Shareholders’ equity:
Share capital (note 6)	297,854	297,114
Stock options	12,246	11,805
Retained earnings	135,961	126,630
Cumulative translation adjustment	17,238	16,344
	463,299	451,893
Commitments and guarantees (note 7)
	$1,110,710	$1,043,613

See accompanying notes to consolidated financial statements.

20 First Quarter 2007

ABER DIAMOND CORPORATION

Consolidated Statement of Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

For the quarter ended	April 30, 2006	April 30, 2005
Sales	$119,271	$110,132
Cost of sales	63,845	59,119
	55,426	51,013
Selling, general and administrative expenses	27,295	23,394
Earnings from operations	28,131	27,619
Interest and financing expenses	(4,334)	(3,401)
Other income	1,623	886
Foreign exchange gain (loss)	(2,106)	496
Earnings before income taxes	23,314	25,600
Income tax expense — Current	2,902	7,092
Income tax expense (recovery) — Future	(3,938)	5,320
Earnings before minority interest	24,350	13,188
Minority interest	471	(394)
Net earnings	$23,879	$13,582
Earnings per share
Basic	$0.41	$0.23
Diluted	$0.40	$0.23
Weighted average number of shares outstanding	58,161,486	57,917,611

See accompanying notes to consolidated financial statements.

Consolidated Statement of Retained Earnings

(expressed in thousands of United States dollars)(unaudited)

	April 30,	April 30,
For the quarter ended	2006	2005
Retained earnings, beginning of period	$126,630	$101,460
Net earnings	23,879	13,582
Dividends paid	(14,548)	(8,687)
Retained earnings, end of period	$135,961	$106,355

See accompanying notes to consolidated financial statements.

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ABER DIAMOND CORPORATION

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars) (unaudited)

	April 30,	April 30,
For the quarter ended	2006	2005
Cash provided by (used in):
Operating:
Net earnings	$23,879	$13,582
Items not involving cash:
Amortization and accretion	13,362	13,685
Future income taxes	(3,938)	5,320
Stock-based compensation	441	872
Foreign exchange	2,970	(1,896)
Minority interest	471	775
Change in non-cash operating working capital	(20,419)	(10,399)
	16,766	21,939
Financing:
Repayment of long-term debt	(100)	(86)
Increase in revolving credit	42,643	75,863
Deferred financing	—	(322)
Dividends paid	(14,548)	(8,687)
Issue of common shares	740	1,244
Purchase of subordinated convertible debt	—	(6,808)
Cash advance from minority shareholder	1,096	—
Common shares purchased for cancellation	—	(4,660)
	29,831	56,544
Investing:
Cash collateral and cash reserve	(12,505)	(46)
Deferred mineral property costs	(2,374)	(11,338)
Capital assets	(22,144)	(3,268)
Deferred charges	(98)	(548)
Repayment of promissory note	—	(51,059)
	(37,121)	(66,259)
Foreign exchange effect on cash balances	1,582	(312)
Increase in cash and cash equivalents	11,058	11,912
Cash and cash equivalents, beginning of period	148,116	123,596
Cash and cash equivalents, end of period	$159,174	$135,508
Change in non-cash operating working capital:
Accounts receivable	(1,397)	(1,635)
Advances and prepaid expenses	3,014	(7,650)
Inventory and supplies	(25,790)	(16,765)
Accounts payable and accrued liabilities	3,754	15,651
	$(20,419)	$(10,399)
Supplemental cash flow information:
Cash taxes paid	$1,720	$2,143
Cash interest paid	$2,924	$3,191

See accompanying notes to consolidated financial statements.

22 First Quarter 2007

ABER DIAMOND CORPORATION

Notes to Consolidated Financial Statements

April 30, 2006 with comparative figures

(tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Aber Diamond Corporation (the “Company” or “Aber”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

Aber owns a 52.83% share of Harry Winston Inc. (“Harry Winston”) located in New York City, US. The results of Harry Winston are consolidated in the financial statements of the Company. Minority interest primarily represents the remaining ownership of Harry Winston not held by Aber.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2006.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended January 31, 2006, since these financial statements do not include all disclosures required by generally accepted accounting principles.

23 First Quarter 2007

ABER DIAMOND CORPORATION

NOTE 3:

Cash Resources

	April 30,	January 31,
	2006	2006
Diavik Joint Venture	$38,547	$10,523
Cash and cash equivalents	120,627	137,593
Total cash and cash equivalents	159,174	148,116
Cash collateral and cash reserves	26,781	14,276
Total cash resources	$185,955	$162,392

NOTE 4:

Inventory and Supplies

	April 30,	January 31,
	2006	2006
Rough diamond inventory	$29,009	$21,612
Merchandise inventory	181,535	164,691
Supplies inventory	17,817	16,268
Total inventory and supplies	$228,361	$202,571

NOTE 5:

Diavik Joint Venture

The following represents Aber’s 40% proportionate interest in the Joint Venture as at March 31, 2006 and December 31, 2005.

	April 30,	January 31,
	2006	2006
Current assets	$77,552	$52,845
Long-term assets	422,543	408,967
Current liabilities	27,392	14,600
Long-term liabilities and participant’s account	472,703	447,212

Three months ended	April 30, 2006	April 30, 2005
Net expense	33,757	28,855
Cash flows resulting from operating activities	(6,711)	(37,752)
Cash flows resulting from financing activities	52,069	49,681
Cash flows resulting from investing activities	(18,412)	(13,887)

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle such liabilities.

24 First Quarter 2007

ABER DIAMOND CORPORATION

NOTE 6:

Share Capital

(a)         Authorized

Unlimited common shares without par value.

(b)         Issued

	Number of shares	Amount
Balance, January 31, 2006	58,133,780	$297,114
Shares issued for:
Cash on exercise of options	64,700	740
Balance, April 30, 2006	58,198,480	$297,854

(c)          Restricted and Deferred Share Unit Plans (“RSU” and “DSU” Plans)

Number of units
Balance, January 31, 2006	145,038
Awards during the period (net):
RSU	56,297
DSU	12,654
Balance, April 30, 2006	213,989

	Three months	Three months
	ended	ended
Expenses for the period:	April 30, 2006	April 30, 2005
RSU	$386	$112
DSU	136	230
	$522	$342

During the period, the Company granted 56,297 RSUs (net of decreases) and 12,654 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Aber’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Aber’s common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

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ABER DIAMOND CORPORATION

NOTE 7:

Commitments and Guarantees

(a)         Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber’s share of this funding requirement was $0.2 million for calendar 2006. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at April 30, 2006 was $46.3 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)         Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)          Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Aber’s 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$67,184
2007	78,992
2008	81,087
2009	82,370
2010	81,061
Thereafter	132,637

NOTE 8:

Employee Benefit Plans

	Three months	Three months
	ended	ended
Expenses for the period:	April 30, 2006	April 30, 2005
Defined benefit pension plan at Harry Winston	$30	$36
Defined contribution plan at Harry Winston	90	66
Defined contribution plan at the Diavik Mine	178	123
	$298	$225

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NOTE 9:

Related Parties

Transactions with related parties for the three months ended April 30, 2006 include $0.1 million payable (fiscal 2006 — $0.1 million) under management agreements with all of Harry Winston’s shareholders and $0.4 million (fiscal 2006 — $0.8 million) of rent relating to the New York salon, payable to an employee and shareholder.

NOTE 10

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended April 30, 2006.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended April 30, 2006	Mining	Retail	Total
Revenue
Canada	$69,308	$—	$69,308
United States	—	21,148	21,148
Europe	—	16,459	16,459
Asia	—	12,356	12,356
Cost of sales	38,749	25,096	63,845
	30,559	24,867	55,426
Selling, general and administrative expenses	4,787	22,508	27,295
Earnings from operations	25,772	2,359	28,131
Interest and financing expenses	(2,797)	(1,537)	(4,334)
Other income	1,602	21	1,623
Foreign exchange gain (loss)	(2,247)	141	(2,106)
Segmented earnings before income taxes	$22,330	$984	$23,314
Segmented assets as at April 30, 2006
Canada	$755,561	$—	$755,561
United States	—	271,878	271,878
Other foreign countries	18,727	64,544	83,271
	$774,288	$336,422	$1,110,710
Goodwill as at April 30, 2006	$—	$41,966	$41,966
Capital expenditures	$19,458	$2,686	$22,144
Other significant non-cash items:
Income tax expense (recovery)	$(3,835)	$(103)	$(3,938)

27 First Quarter 2007

ABER DIAMOND CORPORATION

For the three months ended April 30, 2005	Mining	Retail	Total
Revenue
Canada	$68,507	$—	$68,507
United States	—	13,748	13,748
Europe	—	18,168	18,168
Asia	—	9,709	9,709
Cost of sales	37,593	21,526	59,119
	30,914	20,099	51,013
Selling, general and administrative expenses	4,108	19,286	23,394
Earnings from operations	26,806	813	27,619
Interest and financing expenses	(2,247)	(1,154)	(3,401)
Other income	843	43	886
Foreign exchange gain	468	28	496
Segmented earnings (loss) before income taxes	$25,870	$(270)	$25,600
Segmented assets as at April 30, 2005
Canada	$664,668	$—	$664,668
United States	—	195,588	195,588
Other foreign countries	9,869	66,060	75,929
	$674,537	$261,648	$936,185
Goodwill as at April 30, 2005	$—	$41,966	$41,966
Capital expenditures	$2,853	$415	$3,268
Other significant non-cash items:
Income tax expense	$4,910	$410	$5,320

Sales to one customer in the mining segment totalled $5.7 million (fiscal 2006 — $6.4 million) for the three months ended April 30, 2006.

28 First Quarter 2007

ABER DIAMOND CORPORATION

P.O. BOX 4569, STATION A, TORONTO, ONTARIO, CANADA  M5W 4T9

T416.362.2237  F416.362.2230

www.aber.ca

29 First Quarter 2007